June 10, 2025

Devin Nunes
Chief Executive Officer
Trump Media & Technology Group Corp.
401 N. Cattlemen Rd., Ste. 200
Sarasota, FL 34232

       Re: Trump Media & Technology Group Corp.
           Registration Statement on Form S-3
           Filed June 5, 2025
           File No. 333-287813
Dear Devin Nunes:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Pierce at 202-551-3887 or Jeff Kauten at 202-551-3447 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Jonathan H. Talcott